TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

TRANSCRIPT OF TIER TECHNOLOGIES EARNINGS CONFERENCE CALL ON
DECEMBER 9, 2008

TIER TECHNOLOGIES

Moderator: Liz Bowman
February 9, 2009
5:00 p.m. ET

Operator:
Good afternoon.  At this time, I would like to welcome everyone to the Tier Technologies’ first quarter earnings conference call.  All lines have been placed on mute to prevent any background noise.  After the speakers’ remarks, there will be a question and answer session.  If you would like to ask a question during this time, simply press star then the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key on your telephone keypad.  Thank you.  Miss Bowman, you may begin your conference.

Liz Bowman:
Good afternoon.  My name is Liz Bowman, Director of SEC reporting for Tier Technologies.  At this time, I would like to welcome everyone to the Tier Technologies' earnings conference call for the quarter ended December 31, 2008.

After the market closed today, we issued a press release announcing Tier’s financial results for the first quarter ended December 31, 2008.  In addition, we issued a copy of the text of today’s call, not including the Q&A, and accompanying presentation, which includes charts that will be referenced during this call.  A copy of these materials can be found in the investor relations section of our Web site, www.tier.com.

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

We invite shareholders and analysts who wish to speak to management about the company and its performance to schedule a meeting by contacting our CFO, Ron Johnston at 571-382-1333 or you may e-mail Ron at rjohnston@tier.com.

With me on the call are Ron Rossetti, Chairman and Chief Executive Officer, and Ron Johnston, Chief Financial Officer.  Also in attendance are Nina Vellayan, Chief Operating Officer and Keith Kendrick, Senior Vice President Strategic Marketing.

A taped replay of this call will be available on the company’s Web site beginning Tuesday, February 10 at noon Eastern Time until Monday, February 23 2009 at 11:59 p.m. Eastern Time.  Alternatively, you can hear a replay by dialing 800-642-1687 and entering the conference ID number 84188515.

I want to remind you that various remarks that we make about the company’s future expectations, plans and prospects constitute forward-looking statements for purposes of the Safe Harbor provision under the Private Securities Litigation Reform Act of 1995.  The forward-looking statements discussed on this call represent management’s current expectations about the company’s future financial performance based on the information available to us today.  This information may change, and our actual results may differ materially from these forward-looking statements.  We undertake no obligation to update any such forward-looking statements.

There are numerous risks and uncertainties that affect our business and may affect these statements, including but not limited to: failure to achieve anticipated growth margin levels due to unanticipated cost incurred in transaction based projects; increasing competition; timing; the company’s ability to realize revenue from its business development opportunities; changes in laws and government regulatory compliance requirements; ability

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

to attract and retain qualified personnel; and other risk factors that are set forth in our SEC filings.

Tier Technologies, Inc. plans to file with the SEC and furnish to its shareholders a Definitive Proxy Statement in connection with its 2009 annual meeting and advises its security holders to read the Proxy Statement relating to the 2009 annual meeting when it becomes available because it will contain important information.  Security holders may obtain a free copy of the Proxy Statement and other documents, when available, that Tier files with the SEC at the SEC’s Web site at www.sec.gov.

The Proxy Statement and these other documents may also be obtained for free from Tier by directing your request to Tier Technologies Inc., attention Corporate Secretary Keith Omsberg, 10780 Parkridge Boulevard, 4th floor, Reston, Virginia, 20191.

Tier, its directors and named executive officers may be deemed to be participants in the solicitation of Tier's security holders in connection with its 2009 Annual Meeting.  Security holders may obtain information regarding the names, affiliations and interests of such individuals in Tier's Annual Report on Form 10-K for the year ended September 30, 2008, as amended on January 28, 2009, and its Revised Preliminary Proxy Statement filed January 29, 2009, each of which is on file with the SEC as well as its upcoming Definitive Proxy Statement for the 2009 Annual Meeting when available.  To the extent there have been changes in Tier's directors and executive officers, such changes have been or will be reported on current reports on Form 8-K filed with the SEC.  To the extent holdings of Tier securities have changed since the amounts printed in the Revised Preliminary Proxy Statement filed January 29, 2009, such changes have been or will be reflected on Statements of Change in Beneficial Ownership on Form 4 or Form 5 filed with the SEC.

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Now I would like to turn the call over to Ron Rossetti.

Ron Rossetti:	Thank you, Liz, and good afternoon. We are pleased to be here with you to discuss our first quarter results and the company’s future direction. Let me outline the agenda for the call today.

First, I will recap the accomplishments of our substantially completed restructuring.  Then I will update you on our value proposition within the electronic payments industry, our company’s opportunity and the initiatives that we are taking to increase the value of the company for all stockholders.  Next, Ron Johnston will cover our financial results for the quarter.  After Ron’s comments, I will make some concluding comments.  Following that, we will be happy to answer as many of your questions as we can.

As you know, shortly after I became CEO, we began a strategic review of Tier Technologies.  This initiative led to the decision to focus on our electronic payment processing or EPP business and restructure our other operations.

In November of last year, we completed the sale of our financial management systems group.  I am pleased to announce the execution of a formal asset purchase agreement for the sale of our Unemployment Insurance, UI, business.  The completion of this transaction will mean that we have sold all of the seven units we had placed in the held for sale classification during late fiscal year 2007.  We now have one pension contract that we will see to completion and the wind down of our VSA unit.  You can see a summary of the restructuring on Chart 5.

With these sales from September 30, 2006 through the completion of the sale of our UI business in February 2009, total headcount will have been reduced from 958 to 244.  We expect to reduce our headcount to 210 by the end of the second quarter of fiscal year 2009.  This includes the additional associates added due to the ChoicePay acquisition, which amounted to 77 prior to the acquisition date.  I will address ChoicePay in more detail in a moment.

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

With the divestitures fundamentally behind us, we are able to focus all of our resources on electronic payments.  In January, we made two significant announcements.  First, we announced the share buyback of up to $15 million.  Ron Johnston will speak about the share buyback later in this call.

Second, to demonstrate our commitment to our EPP business, we acquired substantially all of the assets of ChoicePay, a Tulsa, Oklahoma company, on January 27, 2009.  The ChoicePay acquisition was strategic for us.  ChoicePay delivers secure, convenient and innovative electronic payment solutions through proprietary, advanced technology with a mission of streamlining high volume bill payment processes.

With their technology, billers can accept customer payments via electronic check, credit card or cash using state of the art internet interactive voice response, IVR, call center kiosks and agent payment platforms.  At present, ChoicePay has more than 50 clients.  We expect the transaction to be immediately accretive.  We think ChoicePay is a great opportunity for us.  At the strategic level, their technology and product roadmap are as close to a perfect fit as I think we could find.  There are three major reasons that the management and board pursued this opportunity:

1.
The ChoicePay technology provides us with a modern platform architecture that will allow us to consolidate to a single platform far more rapidly than consolidating our existing platforms.  This saves us both time and money.

2.
The products they have integrated into their platform are fully consistent with our product roadmap.  The ability to bring these products and features to our more than 3,500 clients will be greatly accelerated and at a lower cost.  In today’s economic environment, time to market matters more than ever.

3.
Their major accounts are heavily concentrated in the utilities market, which we refer to as a vertical.  In fact, they have 10 of the top 100 utility companies with a very competitive product offering.  When you combine

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

their utility clients with our existing clients, we have a strong and growing vertical.  This vertical is a significant part of our strategic plan and the ChoicePay clients accelerate our goal of multi-vertical strategy.

A brief summary of ChoicePay appears in Chart 6 and 7. A summary of our revenue and transaction growth for ChoicePay appears in Chart 8.

In these difficult economic times, many companies are forced to delay pursuing their long-term plans due to capital constraints.  As this acquisition demonstrates, we are committed to pursuing opportunities to invest in the company in our long-term stated strategic plan.  This does not mean that we are implementing an acquisition strategy.  But it does mean that we will continue to watch for opportunistic tuck-in acquisitions that could enhance our product offerings or extend our client base.

With the restructuring substantially complete and our acquisition of ChoicePay closed, our target remains to operate the total company, including general and administrative expenses, sales and marketing expenses, all company – public company expenses and wind down expenses on an EBITDA positive basis for fiscal year 2009.  As I stated in December, we anticipate that the total company can be EBITDA positive in fiscal year 2009 if EPP revenue grows in the mid-single digit range during fiscal year 2009.  At this time, that still appears to be an achievable goal.  I would be a lot more comfortable about our ability to achieve this if I could project the revenue from our federal and state income tax verticals.  But our revenue depends in part on the dollar amount of federal and state income tax balance due amounts, and everyone on this call recognizes the extraordinary economic situation the country faces.

As you review our Form 10-Q for the first quarter, you will see that we are now reporting our results as Continuing and Discontinued Operations, reflecting the fact that our restructuring is substantially completed and that Tier is now a single company focused exclusively on providing electronic

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

payment services to the biller direct market.  As a result, operating expenses that were formerly separated between continuing and corporate overhead expenses are now combined and presented as selling and marketing and general and administrative expenses within the Consolidated Statements of Operations.

The reason for this change is as we have completed the restructuring, we have combined a number of functions into single units that were previously duplicated across the enterprise.  Let me provide several examples.  We now operate a single back room instead of one in Auburn, Alabama and one in San Ramon, California.  We have consolidated multiple accounting operations into Reston, Virginia.  We have transferred our separate settlement functions from San Ramon in Auburn to our headquarters in Reston.  All of our IT, which was in three separate divisions, has been combined into one.  This consolidation process has reaped significant cost reductions, and these cost savings will be continue as we integrate ChoicePay and other Tier functional areas.

The results of our cost savings actions across all operating company departments in SG&A are projected to generate in excess of four million total savings in fiscal year 2009 versus those incurred in fiscal year 2008.  These reductions began in the first quarter and will accelerate in the last two quarters of the year.  For example, the total savings for SG&A for the first quarter of fiscal year 2009 was 771,000 or 9%, as compared to the prior year – the prior year quarter.  We expect SG&A in the fourth quarter to be about $7 million, which would represent a savings of more than $2.5 million or 26% as compared with the prior year quarter.

Although we are not giving guidance for fiscal year 2010, the full impact of the cost reductions will be in place at the beginning of fiscal year 2010, and, therefore, our actual SG&A in fiscal year 2010 will be below that of fiscal year 2009.  These costs do not recognize any costs due to the ChoicePay

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

acquisition.  However, as stated earlier, the ChoicePay acquisition is immediately accretive

In addition, we feel very comfortable consolidating into one platform, which would be completed during fiscal year 2010.  And developing state of the art operating and customer care tools will create significant efficiencies and future additional cost improvements.

Before I provide an update on the EPP business, I am sure that many of you probably want to know where we stand with the IRS contract.  As you know, in October, we received a new request for proposal, or RFP, from the IRS.  We filed a formal response to the RFP on December 1, 2008, and we are now awaiting an award announcement.  The new RFP covers the period commencing with the processing of 2009 taxes payable in 2010.  The RFP envisions up to four, one-year renewal periods through December 31st, 2014.  We do not expect a decision from the IRS before late March or early April.

Since processing our first payment transaction in 1994 for Santa Clara County, California, Tier Technologies has grown our payments business to become the leading provider of electronic tax payment solutions for government entities across the nation.

We are the only electronic payment service provider to support the internal revenue service continuously since 1999 when we were selected by the IRS to pilot electronic payments for federal taxes.  We process personal income tax payments for 25 states and the District of Columbia.  In 22 of the states, we are the exclusive provider of electronic payments.  In addition, four states do not allow card payments, and another nine do not levy personal income taxes.  The states we serve and the District of Columbia give us coverage of approximately 75% of the personal state income taxes paid nationally.

We support more than 6,000 different tax user fees, license and court payments types for more than 3,000 municipalities nationwide.

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

We provide electronic payment services for entities other than governments.  We have expanded our franchise to include more than 350 universities and 450 utilities.

This unique combination of vertical markets, including federal, state and local entities, plus utilities and universities form what we believe is a sustainable and unrivaled competitive advantage for your company.  A map of our client base appears in Chart 9.

We continue to expand our bill of direct services beyond government clients, and we are continuing to reduce our exposure to any single client.  For example, when I arrived in fiscal year 2006, approximately 40% of total EPP revenue came from processing IRS transactions.  In fiscal year 2009, we expect that will be well below 30%.  This trend will continue as we show growth in our new verticals.  As an example, we signed 20 colleges and universities in the first quarter of fiscal year 2009 as compared with 56 for all of fiscal year 2008.  In the most recent quarter, we welcomed Marquette University in Wisconsin and Barry University in Florida as new clients.  The acquisition of ChoicePay will provide an acceleration of our growth in the utilities category.  In fact, we have already signed an additional large utility since we closed our acquisition of ChoicePay, now giving us 11 of the top 100 utilities.

Each of the verticals we market to is large and the penetration of electronic payments is relatively light. The market sizing estimates appear in Chart 10.

In addition to our extensive client base, we provide an extraordinary front end capability that I believe is often misunderstood.  I am often asked to compare our performance to one of the major payment processors.  The question itself is misleading.  In fact, we outsource the basic transaction processing to several of the major payment processors so that we and our clients can benefit from their scale efficiencies.  We bring deep domain expertise to the major billers

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

by providing a sophisticated, highly tailored, turnkey payments platform and processing gateway.  Our payments platform utilizes multi-payment channels, including the internet, IVR; walk up payment and kiosks, and front end applications including electronic bill presentment, installment plans and white labeling capability.  Our proprietary platform and our customer care services are designed to meet the specific needs of billers offering secure multiple payment types and channel choices and electronic receipts.  We are PCI and NACHA compliant and, in addition, undergo an annual comprehensive audit by the IRS.  Our clients choose us because we provide secure services that are extremely difficult and costly for them to provide themselves.  They view us as providing complex domain expertise that they do not have nor wish to develop on their own.  A pictorial of how we interface the payments processing networks appears in Chart 11.

Since our last call, we have made some good progress in developing new products and payment services.  We are pleased to have launched in January a pilot for a flat convenience fee for federal and state income and business tax payments made on a Visa consumer debit card.  This test is consistent with our long-term strategy of building consumer acceptance and utilization of our services by adding, among other things, new payment options.  For example, during fiscal year 2008, more than 200 of our current clients added the ACH payment capability through our service.  This year, we have accelerated the pace with 57 additional signings in the first quarter.

While we would like to be more precise about our revenue forecast, current economic conditions are unprecedented and severe, and we have no historical, factual basis to forecast the coming tax season.  We expect to have a more accurate assessment of the 2009 and 2010 situation once we are further along in the upcoming income tax season.  We know of no proven method to forecast balance due payments for federal income tax on April 15th.  We are well prepared for the April income tax season operationally, and, because of its overall contribution to our total business, our performance in April will have a major impact on our total fiscal year.  While we are watching every

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

trend in our income tax business, I am pleased to say that our non-government businesses, especially higher education and utilities, continue to perform well.  Our utilities business, with the addition of ChoicePay, is now a major vertical for us, and we are pleased with our growth and our sales prospect.  And, at present, our property tax performance is running to forecast.

In the first quarter, we signed 114 new EPP accounts.  Some of the larger accounts that were signed in the first quarter include Snohomish County, WA and a significant expansion of our relationship with the state of Mississippi.  In Snohomish, we will process property tax payments, and, in Mississippi, we will process corporate tax and 10 other tax payments.  Our strong client satisfaction is confirmed by a number of major parent renewals, including the state of Louisiana and the District of Columbia.

We are also making substantial progress in increasing customer adoption usage.  Our efforts to build customer relationships continue to pay off as we added 48,000 new customers in our “My Account” feature during the first quarter, bringing us to more than 850,000 customer account relationships at quarter end.  On January 1, we launched a new OfficialPayments.com website, which provides persistent presence of “My Account” service.  With the new website, our “My Account” registration tripled in January of 2009 over January of 2008.  In fact, we added as many registrations in January as in the entire prior quarter.  A screenshot of our new website appears in Chart 12.  We have begun to leverage these online relationships to encourage and cross sell our products and services through new e-mail and online marketing initiatives.

I look forward to talking to you more about our focus payments company and addressing our questions.  For now, I’ll turn the call over to Ron Johnston to discuss the first quarter results.  Then we’ll open the call for Q&A.

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Ron Johnston:
Thanks Ron.  During this call, I will address the general operating results for the quarter ended December 31, 2008 and related EPP operating results.  Additionally, I will discuss our announced stock repurchase program.

Our business is divided into Continuing and Discontinued operations. Included in our Continuing Operations are our core EPP business and businesses that are winding down.

Revenues from our Continuing Operations, in the quarter, grew 2.7%to $29.7 million as compared to $28.9 million in the same quarter last year.  We are pleased to report growth in our utilities, sales and use tax and property tax categories.  Revenues from our income tax and K-12 education categories were below year ago levels.  The difficult economic conditions contributed to income tax decrease.  Fewer transactions were processed in K-12 education primarily due to the loss of a contract during Fiscal Year 2008.

During the quarter, we processed over $1.7 billion of payments, which represents a 10% increase versus the same quarter last year.  This total increase was driven by a 1.9%t increase in transaction volume and a 7.9% increase in average payment size.  The increase in payment size was predominantly in the Higher Education vertical.

Our Wind-down Operations contributed $1.5 million in revenues for the quarter.

Revenues from Continuing Operations for the quarter exceeded direct costs by 23.2% compared to 27.4% in the same quarter a year ago.

On the expense side, direct costs for the quarter were 22.4 million, up 0.8% versus the same quarter a year ago.  Costs in our EPP business increased 3.4%, primarily due to the $700,000 in interchange fees that resulted from the 10% increase in dollar volumes processes in our business.

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Gross margin for Continuing Operations, which we calculate by subtracting our direct costs from our revenues, was 24.6% for the quarter, which is 1.4% higher than the same quarter last year.  Gross margin in our EPP business was 22.7%, down approximately 180 basis points from the same period last year.  Some price compression and mix of cards with higher interchange fees used by customers contributed to this decrease in gross margin.

General and administrative expenses for Continuing Operations were $6.6 million for the quarter, down 6.7% compared to the same quarter last year.  The decrease in Q&A was attributable primarily to cost cutting initiatives in all departments.

Selling and marketing expenses in Continuing Operations were $1.3 million for the quarter, down 37.7 percent, and we are focusing our efforts on the EPP business and streamlining sales and marketing programs.

Net interest income was $300,000 for the quarter, about $700,000 or 68% less than the same quarter last year, which reflects a decrease in interest rates.

Turning to our Discontinued Operations, I am pleased to report the sale of our Financial Management Systems unit in November.  As Ron noted, we have signed an agreement to sell our Unemployment Insurance or UI business segment.  For the quarter, we reported an impairment charge related to our unemployment insurance unit of $2.6 million and a loss on the sale of our Financial Management Systems unit of $400,000.

Net loss from Continuing Operations was $1.9 million or a loss of $0.10 per fully diluted share.  Net loss from Discontinued Operations net of income taxes was $3.3 million in the quarter compared to $1.4 million net income in the same quarter a year ago, predominantly due to asset impairment charges.  Our net loss per fully diluted share in the quarter was $0.26 compared to a loss of $0.07 per fully diluted share in the same quarter last year.

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Our financial condition and balance sheet remain strong with cash and marketable securities at $84.5 million at December 31, 2008.  That figure is comprised of cash and cash equivalents and investments in marketable securities of $77.1 million and restricted investments of $7.4 million.  Restricted investments include $1.4 million pledged in connection with performance bonds, primarily in our PSSI segment and $6.0 million pledged as compensating balance for an ACH banking service relationship in our EPP segment.

In the quarter, we entered into a settlement agreement with UBS, our investment bank, with regard to our Auction Rate Securities.  Per the terms of the agreement, we received rights from UBS permitting us to sell our Auction Rate Securities at par to them beginning June 30, 2010 through July 2, 2012.  UBS may also redeem Auction Rate positions at any time for par if issuers refinance or call these securities.

In connection with our acceptance of the Rights offer, we transferred our Auction Rate Securities classification from available-for-sale to trading securities.  This transfer reflects management’s intent to exercise the Rights offering.  The transfer of our Auction Rate Securities to trading securities resulted in us recognizing a loss of $4.9 million from a mark to model calculation that was then offset with income of $4.8 million recorded as an estimated fair value of the Rights instrument itself.

In January of 2009, we announced the stock repurchase program, which authorizes the repurchase of up to $15 million of our company’s stock in the open market.  We intend to fund this program using the proceeds from the liquidation of or borrowing against auction rate securities or other corporate assets.

Lastly, I want to mention that our Form 10-Q has been filed with the Securities and Exchange Commission.  We encourage all of you to review the statements and footnotes in order to better understand our current operations.

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Now I’d like to turn the call back over to Ron Rossetti.

Ron Rossetti:	Thanks Ron. In summary, what I’d like you to take away from this call are the following key messages.

Your board and management are focused on enhancing value for all stockholders by executing on our strategic plan.  In addition, management and the board constantly evaluate strategic initiatives that might create value for our shareholders.  Nothing is off the table.

On January 21, 2009, in spite of the illiquidity in the capital markets today, the board approved and we announced a $15 million share buyback program.  The board was comfortable in taking this action based upon the completion of the divestitures; the current liquidity we believe is in the Auction Rate Securities through the UBS Rights offering and other corporate assets, combined with the company’s projections that it can operate on an EBITDA-positive basis.

The company has substantially completed the restructuring program.  It was a long, arduous process and we are now able to focus on being a single pure-play electronic payment solutions company.  We estimate that the completion of the restructuring will allow us to reduce our SG&A expenses by more than $4.0 million from Fiscal Year 2008 to Fiscal Year 2009.  As I noted earlier, the full impact of these savings will be felt in the fourth quarter of this year and allow us to run at a much lower cost in Fiscal Year 2010.  We are confident that we will see continual cost efficiencies, driven by moving to a single platform in 2010 and other technological enhancements.

The acquisition of ChoicePay not only gave us a strong vertical market that was immediately accretive, but it also provides a modern platform base to build upon.  This will allow us to provide products and services more rapidly, consolidate our engineering and technology functions more quickly and to scale our business more efficiently.  In light of the progress in the

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

restructuring and the acquisition of ChoicePay, our job now is to focus on executing the strategic plan.  We have put a new management team in place that is confident and highly capable of executing on that plan.  Biographical summaries of each appear in Chart 13.

Everyone on this call knows how serious the economic environment is.  Notwithstanding the environment, we are seeing increased demand for electronic payment solutions and we believe that the initiatives that we are pursuing are for the best means for increasing the company’s value for all stockholders.  As always, I wish to thank you – our long-term investors for your continued support of your company.

Liz Bowman:	At this time, we’d like to open up the call to Q&A.

Operator:	At this time if you would like to register a question, press star one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Ali Motamed with Boston Partners.

Ali Motamed:
I was wondering if you could reconcile the forecast that you have for transaction volume growth in your presentation.  I guess you’re saying that transactions should go up by about 50% or over 50%, actually, but then we had a pretty anemic quarter for transaction volume growth.  Can you – can you talk about that?

Ron Rossetti:	Go ahead. Go ahead, Keith.

Keith Kendrick:
Ali, the Chart 8 that you’re probably referencing, the footnote is very important there.  Yes, we did have an anemic quarter.  We would agree.  We would like to see a little bit more than the percentage point we saw, but 15.9 million forecast includes the ChoicePay acquisition for the remainder of this year.  …

Ali Motamed:	And how much is that?

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Keith Kendrick:	About 4.1 million transactions.

Ali Motamed:	4.1, so we should still see about 15% to 17%. That’s still a lot relative to you know what you did.

Ron Rossetti:
Well you’ve got to remember – this is Ron Rossetti now.  You’ve got to remember you’re going up against the strongest quarter we had last year.  Last year our quarter was – in dollars was in excess of 30% over 2007 and it was, I believe, if I got the numbers right, somewhere around 35 or 40%.  You’d have to look – hold on a second.  We think we can get that number exactly.

Operator:	Again, at this time, if you would like to ask a question, press star one on your telephone keypad. Your next question comes from the line of Wayne Johnson with Raymond James.

Wayne Johnson:	Hi, yes. Good afternoon. A couple quick questions. Did I hear correctly that property tax had a good quarter?

Ron Rossetti:	You heard that property tax was on budget for us.

Wayne Johnson:	On budget and that’s – well that’s good news.

Ron Rossetti:	That’s good news.

Wayne Johnson:
And is that the result with – I would think in this environment that that would be a big – a bigger variable, so that’s a positive for me, a positive stake in the ground.  Is that the result of adding new customers in the prior year or could you just expand on that a little bit more about why the results were in line in a tough environment?

Ron Rossetti:
A little bit of it was new customers.  We always were adding all the time, but no more – no greater percentage than it was in prior years.  We saw a flat to slightly down transaction growth with a higher average order, so that our

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

dollars were up over where we would expect our forecast to be, but our transactions were basically flat.

Wayne Johnson:	Got it. Got it. And in some ways that’s counterintuitive to me, so was there a particular geography that carried that favorable result for you guys?

Ron Rossetti:	No. Not other than – other than the fact that you know December is a – is a big California tax month.

Wayne Johnson:	Right.

Ron Rossetti:
So one of the things that we were concerned about was where California is feeling the brunt of the economic crisis probably more so than other areas in the country you know we were holding our fingers on that one and it appears that that’s good.  But one of the things, Wayne, you have to look at, every single property tax is an event on it – in and of itself because you know there are geographical differences with the way they can raise taxes or what’s happening in their environments.  But looking at California being one of the worst market environments and being reasonable comfortable that it – that it came in on projections makes me feel – made everybody in the company breathe a sigh of relief.

Wayne Johnson:	Right, OK. Thank you for that. And then could you refresh my memory on the technological consolidation roadmap and what the expected investments are in between now and 2010?

Ron Rossetti:	Are you talking about dollars or type?

Wayne Johnson:	Both.

Ron Rossetti:	Nina, my is – my Chief Operating Officer, Nina Vellayan, is on the call. Why don’t you take Wayne through the product roadmap on a very high overview basis?

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Nina Vellayan:
OK, Wayne, what we’re doing, as Ron said, what ChoicePay did for us is it allowed us to speed up the consolidation of the platforms and we’re very comfortable that we will have them consolidated by Fiscal Year ’10.  From a cap ex standpoint, it is $4.3 million.  It actually, with ChoicePay, from our original budget, is saving us about a million.

Ron Johnston:
What she just said, Wayne, is that in the budget originally we had almost $5.5 million forecast for all capital expenditures during fiscal ’09 and with the acquisition of ChoicePay and the benefits that accrued to us through their state of the art processing platform, Nina and her teams are forecasting that we will have perhaps as much as a million dollars less cap ex expenditure because of the benefits that come from the acquisition.

Ron Rossetti:
Well that – and let me – let me correct – well not correct, amplify that.  That’s a million less in 2009.  We think ChoicePay will give us more in cap ex reductions in future years, but more importantly what it did was it allowed us to substantially speed up our product roadmap, so we feel that we’ll be able to complete all of the consolidations of the platform, be on one platform by the first quarter of fiscal 2010 and that in and of itself will take – will improve some – our costs in 2010.  But not only that, it’ll give us product in the marketplace a lot faster than we anticipated.  And what it is, is it really is taking product that ChoicePay had developed in the utility vertical and applying that product to our 3500 customers.

Wayne Johnson:	Got it, got it. That’s – and that’s helpful. Now is there anything in the new product roadmap that you think is going to help you in the RFP for IRS?

Ron Rossetti:
No.  The RFP for the IRS is pretty cut and dry and we do – we comply with everything that the IRS was requesting before it even came out in the RFP.  Now we knew what they were looking for and built to it last year.

Wayne Johnson:	Right. All right, terrific. Thank you.

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Operator:	OK and at this time, if you would like to register to question, press star one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your next question is a follow-up question from Ali – I’m sorry. She withdrew her question. Again at this time, if you would like to register a question, press star one.

Liz Bowman:
As I mentioned at the beginning of this call, a copy of the text of this call and accompanying charts are posted in the Investor Relations section of our web site at www.tier.com.  We invite shareholders and analysts who wish to speak to management about the company and its performance to schedule a meeting by contacting our CFO, Ron Johnston, at 571-382-1333 or ronjohnston.com.

It appears we do have one more question.

Operator:	Your next question comes from the line of Tomas Scharf from The Investment Center.

Tomas Scharf:	Well how do you see 2009 as far as you know sales in general and profitability?

Ron Rossetti:
Well, we see 2009, as I said in the call, we see 2009 being up a single digit sales growth and we see being EBITDA-positive for the year.  That is caveated by the fact that we really don’t know where the internal revenue volume is going to come in.  That’s a balance due volume, even – it doesn’t even matter whether taxes go up or down.  It matters how much individuals owe at that given point in time and we are seeing some significant situations around the country where there’s no way in the world to gauge that.

For instance, if you looked at the paper about a month or so ago, maybe two months now, you would have seen that Bloomberg quoted in an article that – concerned about taxes in the – in New York for small businesses, where normally they give back 150, 200 million a quarter, in December he had to

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

pay back 800, 850 million because people had overestimated their income taxes for the first two quarters of the year and were asking for that – those payments to be sent back rather than rolled over.  And so we just don’t know and we’re having you know we – and we won’t know until the 15th or 16th of April just what’s going to happen there.

And that is the only caveat we have.  Other than that, we’re pretty comfortable with the rest of the year from an expense and a sales number at this point.

Tomas Scharf:	OK, thank you.

Operator:	There are no questions at this time.

Ron Rossetti:	No – I think – go ahead.

Operator:	OK, your next question comes from Beth Lilly.

Beth Lilly:
There we go.  We got through.  I wanted to ask – good afternoon.  I wanted to ask a couple questions, just so – clarification.  Ron, in terms of the segment information you know there’s the EPP and the wind down, so can you just remind us, how many businesses are left in that wind down?

Ron Rossetti:	There is one business left.

Beth Lilly:	OK.

Ron Rossetti:	Actually, there’s one business and one contract on a business, depend …

Ron Johnston:
I’ll fill that out for you, Beth.  The contract is a pension oversight contract that will end in the next 60 days.  And the business is the VSA business and that’s a legacy business that is providing principally maintenance services to voice recognition capabilities that have been installed in the past.  That business is – revenues are declining.  It’s still EBITDA-positive and cash flow-positive.  We foresee the business continuing for a couple more years and we are not investing further in the modernization of that business.

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Ron Rossetti:	It really is running out maintenance contracts …

Beth Lilly:	OK. If so …

Ron Rossetti:	… that are far more profitable than trying to sell them.

Beth Lilly:	All right. And so, as that business winds down, all the expenses associated with that’ll go away, correct?

Ron Rossetti:	Absolutely.

Beth Lilly:	All right. None of those expenses will be put into EPP.

Ron Rossetti:	No.

Beth Lilly:	OK, all right. And then just so I can be clear about this, Ron, you talked about …

Ron Rossetti:
In fact, Beth, when we managed a business, we don’t look at those expenses or revenues.  We look at it as a one-line item, as EBITDA-positive and the minute that starts to look like it’s anywhere going to be a problem you know which I don’t foresee for a few years you know we’ll deal with it.

Beth Lilly:
OK.  All right and then, in terms, again, in the segment information, I want to be clear about this.  G&A and selling and marketing, those two lines of expenses, if we add those together you know it gets – it’s around $7.9 million for this quarter and that – those are the two line items that you say combined will go to $7 million by the end of the fourth quarter?

Ron Johnston:
Those numbers are – that’s correct; $7.9 million for the first quarter and we’re projecting that those will go to approximately $7 million in the fourth quarter and that would compare in the fourth quarter to about $9.5 million in the prior year, same quarter.

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Beth Lilly:
OK.  So clearly then you know the issue is gross margin.  So can you – can you talk about where you see the gross margin going over the next you know and particularly as it pertains to ChoicePay and now how is that going to change how that looks?

Ron Rossetti:
We’re going to see the gross margin go up – they say I use too many superlatives, but this one I think you – we can – we can live with – significantly, driven by a few things.  One is the utility margins are higher than where we – where we experienced in taxes.  And if you noticed in the other calls, my comment is that we are – we’ve moved the culture of the company from one in dealing with dollar revenue to one in dealing with transactions and profitability per transaction.  So as we move out into other verticals, we will be dealing more with a fixed revenue and a spread between our costs on the transaction volume.  And this is more typical of what happens in these other verticals.  Also, the driving of a lot of ACH business will significantly improve margins in our –in our operations.  So we see margins going up.

Beth Lilly:	OK, so they were …

Ron Rossetti:	And we think we can – we can recover a significant amount of the margins that we had in prior years.

Beth Lilly:	OK. So, Ron, can you – are you willing to talk about – I mean is – are you talking about 25 percent gross margin, 26? What kind of number do you think it can go to?

Ron Rossetti:	Well, I got to tell you, I – hang on.

Beth, I would be very comfortable telling you that in 2010 we will be at 25 or north of 25 and I think you can see additional margin increases in future years.

Beth Lilly:	OK, so then exiting ’09 we should be close to 25 percent then?

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Ron Rossetti:	Yes, you should be close to 25 percent in the last quarter of ’09. Matter of fact, we might even start seeing it before the last quarter.

Beth Lilly:	OK. What was the gross margin on ChoicePay’s business?

Ron Rossetti:
We don’t give that out, but it’s a – it’s much higher than ours.  It’s a – it’s at – it’s at least 10 to 15 basis over our – not basis points.  Excuse me – 150 – 15 percent, yes, 15 percent greater than our margin.

Beth Lilly:
OK, great.  OK and my last question is your share repurchase, which you know I was delighted to see, however I think you know in light of the fact that you know your stock is, let’s see – at $5.78 and you’ve got $3.91 in cash in your balance sheet.  Can you talk about your willingness to be more aggressive with the buyback, given the level of the cash and now you’ve got this issue resolved with the auction rate securities?

Ron Rossetti:
We think that we’re putting something in that’s reasonably aggressive.  We’re going go to a 10.5 B1 program.  I think I’ve got those numbers right and once it gets in there, it’ll go on autopilot.  I – the audit committee is charged with reviewing that on a quarterly basis and because of the way the stock trades, we have to be in some kind of a program cause there is not enough liquidity within the open periods for us to buy stock.  So we think it has to be on an – on an autopilot and certainly, as the company shows more and more EBITDA-positive numbers and even moves into a GAAP-positive basis, we will – we will ratchet that up.

I have said more than once that I firmly believe that we don’t need to carry excess cash in the balance sheet.  The reasons why, and I’ll – and I’ll repeat them again, the board looked at three issues.  One was the completion of the divestitures.  As I – as you’ve heard me say, the divestitures carried significant liability if we did not complete contracts, so that was always a concern in that regard.  We now have liquidity in the auction rate securities, not 100 percent liquidity, but 100 percent by June.  We’ve got probably 60

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

percent today on a borrowing capability and the board is very comfortable that the projections will generate positive EBITDA.  So if you add those three things together, there is no reason in the world why we shouldn’t be buying stock.

We are not on an acquisition program.  The – this company has to focus, for the next 18 to 24 months, on building what we’ve got going forward and I think it’s a great story.  It’s just a – it’s just a matter of implementing all of the strategy that’s put in place today.

So if you add all of those things together, the reason for not – for not – there’s no reason not to ratchet up a buyback.

Beth Lilly:	Yes, I mean because it’s only – let’s call it even two-and-a-half million shares that you potentially will buy back, assuming you can get it done under you know $6, which is …

Ron Rossetti:	I don’t think we’ll get it done under $6.

Beth Lilly:	OK. Well either way, Ron, I mean you understand my point?

Ron Rossetti:	Yes.

Beth Lilly:	With you know over $80 million cash, or let’s call it $77.

Ron Rossetti:
Well you know you get – let’s go back and look at.  You got $70 million in cash, all right?  You need 20 to 25 million to run the business, all right?  So you’re now down to 45 million.  You got 30 million in Auction Rate Securities.  Now the liquidity of the 30 million in Auction Rate Securities, that should go to take then share buybacks and that’s really what we’re looking at in terms of how we do this.

Now if we start adding additional cash through EBITDA to moves in EBITDA-positive we’ll take it down because we’re not going to utilize that

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

cash. I mean the idea of making a transformational acquisition at this company at this stage that we’re in today is off the table.

Beth Lilly:	So, to the extent that you get visibility on the auction rate, that’s really what’s going to determine your aggressiveness, right?

Ron Rossetti:	Absolutely.

Beth Lilly:	OK. And that – and that visibility is coming.

Ron Rossetti:	That visibility is coming rapidly.

Beth Lilly:	Rapidly?

Ron Rossetti:
You know you – you know you’re sitting around.  It’s the worst economic times.  There is no debt available, especially for a company like ours, and so that – so that it is – I mean it is – it would be absolutely imprudent to utilize all our cash and then get – then run into a hiccup.  So it’s – I think it’s – I think we’re doing this on a – on a – on a basis where we are very, very comfortable that we can – that we can buy back shares.  And I – and I want to be fairly aggressive about it.

Beth Lilly:	OK, great. That’s very helpful.

Ron Rossetti:	But again, the market is going to determine you know I mean it – the market’s going to determine whether we can buy it or not.

Beth Lilly:	Have you been in the market? I mean you announced the repurchase, what, a month ago? Is that right?

Ron Rossetti:	We can’t – we can’t go into the market for another couple of days, because …

Beth Lilly:	Have you bought back any stock yet?

TIER TECHNOLOGIES
Moderator: Liz Bowman
02-09-09/5:00 p.m. ET
Confirmation # 84188515

Ron Rossetti:
We can’t.  We’re in a quiet period.  So we announce the buyback in a quiet period.  This is the reason for going into a program within – but within the end of next week, hopefully we’ll have the program in place.  Hopefully we can get it done that fast and then it just, as I said, it goes on autopilot and once a quarter the audit committee will look at the situation, look at what’s occurring and either ratchet it up or slow it down, depending on – OK – on occurrence and I don’t see any slowing it down.  All I do is see ratcheting it up.

Beth Lilly:	OK, so just so I can be clear. You announce the buyback in a quiet period and you have yet to repurchase any stock under that buyback.

Ron Rossetti:	We could – yes. We have yet to repurchase stock. We cannot repurchase stock.

Beth Lilly:	OK. I just wanted to be clear about that, OK. Thank you.

Ron Rossetti:	And – yes. OK. Anything else?

Beth Lilly:	No.

Ron Rossetti:	OK.

Liz Bowman:	This concludes our earnings release call for first quarter Fiscal Year 2009 for Tier Technologies. Thank you and Good Night.

END